
02006875


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, D.C. 354 SECTION

[UNITED] STATES
[SECURITIES AND EX]CHANGE COMMISSION
[Wash]ington, D.C. 20549

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SEC FILE NUMBER
8- 41729

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUR DISCOUNT BROKER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 SOUTH FEDERAL HIGHWAY, SUITE 101
(No. and Street)

BOCA RATON, (City) FLORIDA (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL SILVERSTEIN (561) 367-0019
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLWARD & CO., CPA's
(Name — *if individual, state last, first, middle name*)

2745 W. CYPRESS CREEK ROAD, FORT LAUDERDALE, FLORIDA 33309
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL SILVERSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUR DISCOUNT BROKER, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Paula Bowmaster
Commission # CC 932495
Expires April 30, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Palm Beach County Exp 4-30-2004

Signature

Vice Pres.

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUR DISCOUNT BROKER, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001



YOUR
DISCOUNT
BROKER

William K. Fraser
Michael Silverstein
Bonnie June Gautreau
Principals

BOCA RATON: 855 S. Federal Hwy., Suite 101, Boca Raton, FL 33432
561-367-9800 • 1-800-800-3215 • Fax 561-367-9836
AVENTURA: 18999 Biscayne Blvd., Aventura, FL 33180
305-933-1155 • 1-800-800-4432 • Fax 305-933-4293

Mailing Address: P.O. Box 1569, Boca Raton, FL 33429-1569

website: ydb.com • e-mail: info@ydb.com

NASD MSRB SIA SIPC

YOUR DISCOUNT BROKER, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

CONTENTS

MILLWARD & CO. CPAs

To the Board of Directors
Your Discount Broker, Inc.
Boca Raton, Florida

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements and supplemental schedules of Your Discount Broker, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Millward & Co. CPA's
Fort Lauderdale, Florida
January 22, 2002


MILLWARD & CO. CPAs

To the Board of Directors
Your Discount Broker, Inc.
Boca Raton, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Your Discount Broker, Inc., (the Company) as of December 31, 2001, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Your Discount Broker, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is present for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Millward & Co.

Millward & Co. CPAs
Fort Lauderdale, Florida
January 22, 2002

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534



YOUR DISCOUNT BROKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 29,746
Receivable from clearing broker	230,577
Prepaid expenses	20,986
Property and equipment, net of accumulated depreciation of $159,229	57,264
Deposits and other assets	6,283
Total Assets	$ 344,856

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 36,888
Total Liabilities	36,888
Stockholders' equity:	
Common Stock, par value $1.00 per share; authorized 1,000,000 shares; issued and outstanding 120,000 shares	120,000
Additional paid in capital	40,420
Retained earnings	147,548
Total Stockholders' Equity	307,968
Total Liabilities and Stockholders' Equity	$ 344,856

The accompanying notes are an integral part of these financial statements.

YOUR DISCOUNT BROKER, INC.
STATEMENT OF INCOME
Year Ended December 31, 2001

Revenues:	
Commissions	$ 1,923,288
Orderflow income	341,137
Interest and dividends	130,798
Other income	100,377
	2,495,600
Expenses:	
Clearing fees	787,098
Employee compensation and benefits	899,857
Other operating expense	409,936
Commission expense	30,164
Rent expense	87,210
Depreciation	33,746
Interest	124
	2,248,135
Net income	$ 247,465

The accompanying notes are an integral part of these financial statements.

YOUR DISCOUNT BROKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2001	120,000	$ 120,000	$ 40,420	$ 515,883	$ 676,303
Net income	-	-	-	247,465	247,465
Shareholders' distributions	-	-	-	(615,800)	(615,800)
Balance, December 31, 2001	120,000	$ 120,000	$ 40,420	$ 147,548	$ 307,968

The accompanying notes are an integral part of these financial statements

YOUR DISCOUNT BROKER, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 247,465
Depreciation	33,746
	281,211
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in clearing broker receivables	333,544
Increase in prepaid expenses	(3,935)
Increase in deposits	(750)
Decrease in accounts payable and accrued expenses	(19,648)
Decrease in contribution to SEP plan payable	(45,879)
Total adjustments	263,332
Total cash flows from operating activities	544,543
Cash flows (used in) investing activities:	
Purchase of property and equipment	(12,200)
Cash flows (used in) financing activities:	
Shareholder distributions	(615,800)
Total cash (used in) financing activities	(615,800)
Net increase in cash and cash equivalents	(83,457)
Cash and cash equivalents - Beginning of Period	113,203
Cash and cash equivalents - End of Period	$ 29,746
Supplemental disclosure of cash flow information:	
Cash paid for during the year for interest	$ 2,968

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Your Discount Broker, Inc. (the "Company") was incorporated in Florida on September 18, 1989. The Company is a fully disclosed, introducing NASD broker-dealer transacting business in stock, mutual funds and direct participation programs. Its offices are located in Boca Raton, Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment – Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes – The Company and its shareholders have elected to be taxed as a "S" Corporation, and therefore, has no corporate income tax liabilities.

Accounting estimates – The Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors, and as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of cash flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 – DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's security transactions are provided by a clearing broker pursuant to a clearing agreement. At December 31, 2001 the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts produced by the Company. As of December 31, 2001 no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Receivable from Clearing Broker	$225,002

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Estimated useful lives
Furniture and equipment	$ 60,238	5-7 years
Computers	139,759	5 years
Signs	14,961	5 years
Leasehold improvements	1,535	5 years
	216,493	
	(159,229)	
	$ 57,264	

Depreciation expense charged to income was $33,746 in 2001.

NOTE 5 – LEASES

The Company has several noncancelable leases, for office facilities and vehicles that expire over the next few years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2001.

NOTE 5 – LEASES (continued)

Year ending December 31,	Operating Leases
2002	$ 38,016
2003	14,775
2004	16,391
Thereafter	-
Total minimum lease payments	$ 69,182

Rent expenses were $87,210 for 2001.

NOTE 6 – SIMPLIFIED EMPLOYEE PENSION PLAN

The Company contributes to a simplified employee pension plan (SEP) for its employees. The Company makes discretionary contributions in each calendar year of all eligible employees who worked for the company in at least 3 of the immediately preceding 5 years. No contributions were made to the plan for the year ending December 31, 2001.

NOTE 7 - CONTINGENCIES

The Company is presently a party in an arbitration claim brought by a former customer. The Company believes the customer claim is without merit and is defending such claim vigorously. Management does not anticipate any outcome from the arbitration which would have a material adverse effect on the Company.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital $175,730 which was $125,730 in excess of its required net capital of $50,000. The Company's net capital ratio was .21 to 1.

YOUR DISCOUNT BROKER, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2001

NET CAPITAL COMPUTATION:	
Total stockholders equity qualified for net capital	$ 307,968
Deducts and or charges:	
Total nonallowable assets	(130,352)
Net capital before haircuts	177,616
Haircuts on securities	1,886
Net capital	175,730
Required minimum capital	50,000
Excess net capital	$ 125,730
AGGREGATE INDEBTEDNESS:	
Aggregated indebtedness as included in Statement of Financial Condition	$ 36,887
Ratio of aggregate indebtedness to net capital	.21 to 1
RECONCILIATION:	
Net capital, per page 10 of the December 31, 2001 unaudited Focus Report, as filed	$ 149,985
Net audit adjustments	25,745
Net capital, per December 31, 2001 audited report, as filed	$ 175,730